780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

September 17, 2009

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontegra Funds, Inc. (Registration Nos.: 333-7305; 811-7685)
Form N-1A - Frontegra IronBridge Global Focus Fund

Dear Ms. Williams:

The purpose of this letter is to respond to oral comments received from you on Monday, September 14, 2009 regarding the registration statement on Form N-1A (“Registration Statement”) filed by Frontegra Funds, Inc. (the “Company”) on July 30, 2009 relating to the Frontegra IronBridge Global Focus Fund (the “Fund”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

1.

Comment:  In describing the Fund, state that the Fund will be diversified among a number of different countries throughout the world.

Response:  Done.

2.

Comment:   Clarify that the Fund will be substantially invested in non-US securities, noting that at least 40% of the Fund’s assets will be invested in non-US securities.

Response:  Done.

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Ms. Patricia Williams

U.S. Securities and Exchange Commission

September 17, 2009

*****

Please call me at (414) 287-9334 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio